Exhibit 99.1

News Release
NYSE, TSX: NTR

December 5, 2018

Nutrien Closes the Sale of SQM A Shares to Tianqi Lithium

Saskatoon, Saskatchewan – Nutrien Ltd. (“Nutrien”) announced today that it has closed the sale of its remaining Sociedad Química y Minera de Chile S.A. (“SQM”) shares to Tianqi Lithium Corporation (“Tianqi Lithium”) through an open auction process on the Santiago Stock Exchange for gross proceeds of approximately US$4.1 billion. This is the final divestiture required by the Competition Commission of India and Ministry of Commerce in China in providing their clearance for the merger of Agrium and PotashCorp to form Nutrien. Net proceeds from the sale of our equity investments in 2018 is expected to total approximately US$5 billion.

“Closing the sale of our investment in SQM marks the conclusion of a major deliverable for Nutrien. The receipt of US$4.1 billion in gross proceeds provides an opportunity to deploy the cash to generate significant shareholder value. With the sale of our investments in Arab Potash Company and SQM in the fourth quarter, along with significant seasonal cash flow generated from our Retail business, we expect our net debt to adjusted EBITDA ratio to decline below 2 by the end of 2018.1 As a result, Nutrien has ample flexibility to both return capital to shareholders and grow the business with a disciplined investment approach,” commented Chuck Magro, Nutrien’s President and CEO.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tons of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to the effect on our net debt ratio. Forward-looking statements in this press release are based on certain key expectations and assumptions made by Nutrien, some of which are outside of Nutrien’s control. Although Nutrien believes that the expectations and assumptions on which such forward-looking statements

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Net debt and adjusted EBITDA are non-IFRS measures. Net debt is total debt less cash and cash equivalents. Adjusted EBITDA is net earnings from continuing operations before finance costs, income tax (recovery) expense and depreciation and amortization, impairment, Merger and related costs, share-based compensation and gain on curtailment of defined benefit pension and other post-retirement benefit plans.

are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct. Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Media Relations:

Will Tigley

Manager, Media & Digital Communications

(403) 225-7310

Contact us at: www.nutrien.com

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